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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               ADAC LABORATORIES
                           (NAME OF SUBJECT COMPANY)

                               ADAC LABORATORIES
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   005313200
                         (CUSIP NUMBER OF COMMON STOCK)

                                R. ANDREW ECKERT
                            CHIEF EXECUTIVE OFFICER
                               ADAC LABORATORIES
                                540 ALDER DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 321-9100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

                              PAGE MAILLIARD, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

                                      AND

                            STEVE L. CAMAHORT, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                      ONE MARKET, SPEAR TOWER, 33RD FLOOR
                            SAN FRANCISCO, CA 94105
                                 (415) 947-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No 2. ("Amendment No. 2") to Schedule 14D-9 amends and supplements the Schedule 14D-9A filed with the Securities and Exchange Commission ("SEC") on November 15, 2000 (the "Schedule 14D-9A") by ADAC Laboratories, a California corporation ("ADAC"), relating to the tender offer (the "Offer") commenced by Philips Medical Acquisition Corporation, formerly known as Academy Acquisition Company and a wholly owned subsidiary of Philips Holding USA, Inc., a Delaware corporation ("Philips"), on November 14, 2000 to purchase all of the outstanding shares of common stock, no par value, of ADAC and the associated rights to purchase series A junior participating preferred stock of ADAC, at a price of $18.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000, and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated November 14, 2000, and filed with the Securities and Exchange Commission.

         On November 17, 2000, Philips filed Amendment No. 2 to the Schedule TO filed September 14, 2000 with the SEC (the "TO Amendment No. 2"). The information in the Schedule 14D-9A is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 2, except as otherwise set forth below.

ITEM 8. ADDITIONAL INFORMATION

         Item 8 of the Schedule 14D-9A is hereby amended and supplemented as follows:

         On November 13, 2000, three class action complaints were filed in the Superior Court of the State of California, in and for the County of Santa Clara, against ADAC and its current directors. The three class actions are Sidney Olmsted v. ADAC Laboratories, et al.; Joel Gerber v. ADAC Laboratories, et al.; and Boris Rimensberger v. ADAC Laboratories, et al. The complaints allege that defendants breached their fiduciary duties to ADAC's shareholders in connection with the negotiation and execution of the Merger Agreement. Each complaint seeks declaratory and injunctive relief including enjoining the Merger, rescinding the Merger Agreement and related documents, directing the individual defendants to obtain a transaction in the best interest of ADAC's shareholders until the process for the sale or auction of ADAC is completed, and costs and attorneys' fees. Copies of each complaint are attached hereto as Exhibits 8, 9 and 10. The Company and the individual directors believe that the actions are without merit, and intend to defend them vigorously.

         On November 17, 2000, the merger of a subsidiary of Cerner Corporation with and into ADAC Healthcare Information Systems, Inc. ("HCIS") became effective thereby making HCIS a subsidiary of Cerner Corporation and satisfying one of the conditions to the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule 14D-9A is hereby amended and supplemented as follows:

         EXHIBIT   DESCRIPTION
         NO.
         -------- -------------------------------------------------------------

         8        Complaint in Sidney Olmsted v. ADAC Laboratories, et al., No.
                  CV793923, Superior Court of the State of California, County of Santa Clara.


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         9        Complaint in Joel Gerber v. ADAC Laboratories, et al., No.
                  CV793924, Superior Court of the State of California, County of Santa Clara.

         10 Complaint in Boris Rimensberger v. ADAC Laboratories, et al. No. CV793928, Superior Court of the State of California, County of Santa Clara.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               ADAC LABORATORIES

                                               By: /s/ R. Andrew Eckert
                                                   -----------------------------
                                                   Name: R. Andrew Eckert
                                                   Title: Chairman of the Board

Dated: November 17, 2000